UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2013.

Commission File Number 000-30628

ALVARION LTD.
(Translation of registrant’s name into English)

15 Hamelacha St.
Rosh Haayin, Israel 4809136
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K, INCLUDING IN EXHIBIT 99.1 HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (SEC FILE NO. 333-189278) AND S-8 (SEC FILE NOS. 333-12586, 333-13786, 333-14142, 333-83914, 333-104070, 333-121229, 333-138717, 333-148316, 333-161004 AND 333-167057), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On July 11, 2013, Alvarion Ltd. (“Alvarion” or the “Registrant”) announced that Silicon Valley Bank (“SVB”) submitted a request to the District Court of Tel-Aviv – Yaffo for the enforcement of liens registered in connection with a loan granted by SVB to Alvarion, and for the appointment of a receiver to enforce such liens.  The announcement is set forth in a press release that is attached as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Dated: July 11, 2013	By:	/s/ Avi Stern
Name: Avi Stern
Title: Chief Financial Officer

Exhibits

Exhibit No.	Description
99.1	Press Release issued by Alvarion on July 11, 2013.